Exhibit 16



              DANNER WITHDRAWS OFFER TO RETURN TO SHONEY'S AS CEO


Ray Danner, co-founder and retired Chairman and Chief Executive Officer of Shoney's Inc., today withdrew his offer to return to the faltering company in that position for a total cash compensation of $1.00 per year.

On March 28, Danner communicated to the Shoney's Inc. board of directors his willingness to assist the company by immediately returning to the position of Chairman and CEO. His intent was to return Shoney's to a profitable state. During Danner's tenure as CEO of Shoney's, the company reported more than 100 consecutive quarters of record growth and profit.

In response, the Shoney's board of directors notified Danner that his offer had been turned over to "an executive search firm in Atlanta, Georgia, for consideration."

In today's letter to the board, Danner pointed out the urgency required in taking action.

"Time is extremely important to revive Shoney's Inc.," Danner said. "The company must take immediate steps to return to its patterns for success, as demonstrated by yesterday's earnings report."

Danner's move to withdraw his offer came on the heels of the company's first quarterly earnings reports, issued yesterday.

Danner pointed out that the company revealed a "decrease of 42% from the earnings per share numbers for the same quarter a year ago."

Danner has further said "I am very disappointed, by my calculations, that is $39,000.00 less earnings every day.

"No company in this country can have losses like that and expect to continue to exist," he added.

Gary Neill, Chief Operating Officer of the Danner Company, said that he and his associates are "relieved that Ray has withdrawn the Shoney's offer."

The Danner Company, formed after Danner's 1988 retirement from Shoney's, is an international investment and management firm. In its first five years, the Danner Company has started and acquired over 40 companies, with more that 2800 employees worldwide.

"Obviously Ray has continued about the business of creating jobs for people," Neill said. "We are glad that he's staying."

Danner's offer has met with a string of positive reactions, as more that 200 people have sent him the $1.00 per year salary requested.

"I think it's a very positive response to my offer and I really appreciate the support of these people," said Danner. "That's what I call a great vote of confidence."